Exhibit 99.8

KPMG LLP

600 de Maisonneuve Blvd. West

Suite 1500, Tour KPMG

Montréal (Québec) H3A 0A3

Tel. 514-840-2100

Fax. 514-840-2187

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

PyroGenesis Canada Inc.

We, KPMG LLP, consent to the use or our report dated March 31, 2021, on the consolidated financial statements which comprise the consolidated statements of financial position as of December 31, 2020 and December 31, 2019, the related consolidated statements of comprehensive income (loss), shareholders’ equity (deficiency) and cash flows for the years ended December 31, 2020 and 2019, and the related notes which report is included in the annual report on Form 40-F of PyroGenesis Canada Inc. for the year ended December 31, 2020

/s/ KPMG LLP

March 31, 2021

Montréal, Canada